Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: February 15, 2018

The following is an excerpt from an announcement issued on behalf of RELX PLC and RELX NV on February 15, 2018.

Issued on behalf of RELX PLC and RELX NV

15 February 2018

RESULTS FOR THE YEAR TO DECEMBER 2017

RELX Group, the global professional information and analytics company, reports another year of underlying growth in revenue, operating profit and earnings in 2017.

Highlights

•	Underlying revenue growth +4%; full year reported total £7,355m/€8,385m

•	Underlying adjusted operating profit growth +6%; full year total £2,284m/€2,604m

•	Adjusted EPS growth constant currency +7%; in sterling +12% to 81.0p (72.2p); in euro +5% to €0.923 (€0.880)

•	Reported operating profit £1,905m (£1,708m); €2,172m (€2,084m)

•	Reported EPS 82.2p (56.3p); €0.936 (€0.687)

•	Proposed full year dividend growth: +10% to 39.4p for RELX PLC; +6% to €0.448 for RELX NV

•	Return on invested capital up 0.1 percentage points to 13.1%

•	Strong financial position & cash flow; leverage 2.2x EBITDA, pensions & lease adjusted (1.9x unadjusted)

•	£700m of share buybacks completed in 2017; announcing total of £700m for 2018

Further simplification of corporate structure

•	Dual parent holding company structure to be simplified into a single parent company

•	RELX NV shareholders to receive one RELX PLC share in exchange for each RELX NV share held

•	Single parent to be listed in London, Amsterdam and New York

•	No impact on RELX Group headquarters or business unit locations, activities or staffing levels

•	No change to strategy; cost and profit neutral, before and after tax

•	New structure to be implemented in Q3 2018, subject to shareholder approval

Commenting on the results, Sir Anthony Habgood, Chairman, said:

“RELX Group continued to execute well on its strategic priorities in 2017. Adjusted earnings per share in constant currencies grew +7%, and +12% and +5% in sterling and euros respectively. We are recommending a full year dividend increase of +10% for RELX PLC and +6% for RELX NV. We are proposing a set of measures that will further simplify our corporate structure into a single parent company. We believe this is a natural next step for RELX, removing complexity and increasing transparency.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in 2017, and continued to generate underlying operating profit growth ahead of revenue growth. Key business trends in the early part of 2018 are consistent with 2017.”

“Our strategy is unchanged: Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. We believe that the systematic evolution of our business has driven an improvement in our business profile and the quality of our earnings, with more predictable revenues, a higher growth profile, and improving returns.”

RELX Group 2017  |  Results 3

Operating and financial review

FURTHER SIMPLIFICATION OF CORPORATE STRUCTURE

We are proposing to implement a further simplification of our corporate structure, moving from the current dual parent holding company structure to a single parent company. This simplification follows the significant measures which were completed in 2015 and is a natural next step for RELX, removing complexity and increasing transparency.

There will be no changes to the locations, activities or staffing levels of RELX Group or its four business areas. Elsevier, the global Science, Technical & Medical business, will continue to be headquartered in Amsterdam. RELX Group headquarters will remain in London, with no changes to operations or staffing levels.

The simplification will be implemented through a cross-border merger between RELX PLC and RELX NV.

RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held.

The changes do not impact the economic interests of any shareholder, and in particular, ownership, dividend and capital distribution rights are unaffected.

Our strategy is unchanged. Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers.

The changes will be cost and profit neutral, before and after tax. The total number of shares outstanding will be unchanged, and all per share ratios will be unaffected.

RELX PLC will continue to be incorporated in the UK and will remain UK tax resident. Financial results for the group will continue to be presented in sterling, with supplemental financial information presented in euros and US dollars.

RELX PLC will continue to have a premium listing on the London Stock Exchange, and we will be applying for an additional listing of RELX PLC shares on Euronext Amsterdam. Existing RELX PLC ADRs will continue to be listed on the New York Stock Exchange. RELX NV ADRs will be exchanged for RELX PLC ADRs and we will be applying for a listing of the newly issued RELX PLC ADRs.

After the combination of the two parent companies the RELX PLC share count will broadly double, and we expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, we expect RELX PLC shares to be included in the AEX index. We also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

Dividends will be declared in sterling with an option for payment in euros. Our long-term dividend policy remains unchanged.

The simplification is subject to certain conditions, including the approval of both RELX PLC and RELX NV shareholders. We expect a circular and a prospectus to be made available to shareholders in Q2 2018, with implementation of the simplification expected in Q3 2018.

Details of the measures have been set out in an attachment (page 35) to this press release.

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DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX N.V. with the US Securities and Exchange Commission.

RELX Group 2017  |  Results 35

ATTACHMENT

PROPOSAL TO MOVE TO A SIMPLIFIED AND MORE TRANSPARENT CORPORATE STRUCTURE

We are extending our efforts to simplify the RELX corporate structure and share listings.

Since its creation in 1993 the dual parent holding company structure has been reviewed periodically by the boards, and several measures have been taken to simplify the structure over that time, most recently in 2015. The boards believe that a move to a more conventional single parent company structure is a natural next step for RELX, removing complexity and increasing transparency.

The proposed changes will be cost and profit neutral, before and after tax, and none of these changes impact the economic interests of any shareholder. In particular, ownership, dividend and capital distribution rights are unaffected.

There will be no change to the locations, activities or staffing levels of RELX Group or its four business areas. RELX Group headquarters will remain in London, with no changes to operations or staffing levels. Elsevier, the global Science Technical & Medical business, will continue to be headquartered in Amsterdam.

Our strategy is unchanged. Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers.

Existing corporate structure

RELX PLC and RELX NV are separate, publicly-held parent holding companies. They jointly own RELX Group plc, which holds all of the RELX businesses, subsidiaries and financing activities. RELX PLC’s and RELX NV’s direct equity holdings in RELX Group plc are 52.9% and 47.1% respectively, being their external shareholders’ respective economic interests originally established in 1993.

Following the implementation of simplification measures in 2015, RELX PLC and RELX NV shares are aligned with their direct equity holdings in RELX Group plc through a 1:1 equalisation ratio. Existing RELX PLC and RELX NV shareholders own 52.9% and 47.1% of the combined share count respectively, giving each RELX PLC share exactly the same economic interest in RELX Group plc as each RELX NV share.

The proposed simplification

The proposed simplification will be effected under cross-border merger regulations in the UK and the Netherlands. RELX PLC and RELX NV will merge, with RELX PLC becoming the sole parent company of RELX Group plc. RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held, retaining their economic interest in the group.

RELX Group 2017  |  Results 36

ATTACHMENT

A diagrammatic representation of the effect of the merger is set out below:

These percentages reflect the respective equity interests of RELX PLC and RELX NV in RELX Group plc

On completion of the merger, RELX PLC will remain domiciled and tax resident in the UK, and will continue to apply the UK Corporate Governance Code and comply with the rules and regulations of the US Securities and Exchange Commission applicable to foreign private issuers.

Listings

RELX PLC will continue to have a premium listing on the London Stock Exchange and we will be applying for a listing of RELX PLC shares on Euronext Amsterdam. RELX PLC ADRs will continue to be listed on the New York Stock Exchange. RELX NV shares will be delisted from Euronext Amsterdam. RELX PLC shareholders, including former RELX NV shareholders, will be able to trade on the London Stock Exchange or on Euronext Amsterdam.

After the combination of the two parent companies the RELX PLC share count will broadly double, and we expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, we expect RELX PLC shares to be included in the AEX index. We also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

Dividends

Under the existing structure, the RELX PLC and RELX NV interim and final dividends are equalised using the exchange rate prevailing immediately prior to the dividend declaration, potentially resulting in diverging dividend growth rates that are also different to adjusted earnings per share growth.

Following the proposed simplification dividends will be declared in sterling, with an option to be paid in euros based on the exchange rate at time of payment. Dividend payments, including those made in euros, will not be subject to withholding tax under current legislation.

RELX Group 2017  |  Results 37

ATTACHMENT

Our long-term dividend policy remains unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

Buybacks

Under the existing structure we buy back shares in RELX PLC and RELX NV in proportions which maintain the respective 52.9% and 47.1% economic interests of the parent companies. This will continue until the implementation of the simplification, following which any buybacks will be of RELX PLC shares.

Continuity for RELX NV shareholders

RELX NV shareholders that hold their shares through the Euroclear Nederland depository will have replacement RELX PLC shares issued into the same depository. RELX will be making an application for a listing in the Netherlands which will allow shareholders to trade these RELX PLC shares on Euronext Amsterdam, settling share transactions in euros. Dividends on shares held through Euroclear Nederland will be paid in euros (unless a shareholder has elected to receive sterling dividends).

Shareholder Approval

The simplification is subject to certain conditions, including the approval of both RELX PLC and RELX NV shareholders. We expect a circular to be made available to shareholders in Q2 2018.

Guarantees over financial obligations

All RELX Group bonds are issued by subsidiary companies and will not be affected by the simplification. All joint parent company guarantees over debt, the revolving credit facility and other financial obligations will transfer solely to RELX PLC.

RELX Group 2017  |  Results 38

ATTACHMENT

Corporate Structure and Share Listing Simplification FAQs

1.	Why are you making these changes?

We believe that a move to a more conventional single parent company structure is a natural next step for RELX, removing complexity and increasing transparency.

2.	Why are you doing this now?

Since its creation in 1993 the dual parent holding company structure has been reviewed periodically by the boards, and several measures have been taken to simplify the structure over that time, most recently in 2015. The evolution of the company and its environment since 2015 now makes it possible to implement this simplification without changing the economic interests of the two parent companies’ shareholders.

3.	How did you decide to make RELX PLC the sole parent company?

RELX PLC is the slightly larger parent, and the RELX Group headquarters are already in London, making the UK the natural domicile of the single parent company, without moving any staff or operations.

4.	Will any customers be affected?

No customers of RELX Group will be affected by these measures

5.	Will there be any impact on staff levels or locations?

No. There will be no impact on staffing levels or locations for RELX Group, or its four business areas. RELX Group headquarters will remain in London, and Elsevier, the global Science, Technical & Medical business, will continue to be headquartered in Amsterdam.

6.	Will there be any on-going operating costs associated with these changes?

No. There will be no on-going operating costs consequences for RELX Group arising from these measures.

7.	Will there be any consequences for how much and where you pay tax?

No. There will be no tax consequences for RELX Group arising from these measures.

8.	Will EPS be impacted?

No. All per share calculations will be exactly the same post implementation

9.	How will dividends be impacted?

Following the proposed simplification, dividends will be declared in sterling, with an option to be paid in euros based on the exchange rate at time of payment. Dividends on shares held through Euroclear Nederland will be paid in euros (unless a shareholder has elected to receive sterling dividends). Dividends on shares held through CREST will be paid in sterling (unless a shareholder has elected to receive euro dividends). Our long-term dividend policy remains unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

RELX Group 2017  |  Results 39

ATTACHMENT

10.	How will the buyback be impacted?

Under the existing structure we buy back shares in RELX PLC and RELX NV in proportions which maintain the respective 52.9% and 47.1% economic interests of the parent companies. This will continue until the implementation of the simplification, following which any buybacks will be of RELX PLC shares.

11.	What will the index weighting of RELX PLC be?

After the combination of the two parent companies the RELX PLC share count will broadly double, and we expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, we expect RELX PLC shares to be included in the AEX index. We also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

12.	What approvals from shareholders does this require?

The simplification is subject to certain conditions, including the approval of both RELX PLC and RELX NV shareholders. For RELX PLC, implementation will require a majority of 75% by value and a majority in number of voting shareholders. For RELX NV, implementation will require a majority by value of voting shareholders, or a two thirds majority in the event that less than 50% of shareholders by value participate in the vote.

13.	What is the timeline for these measures?

We expect a circular to shareholders to be made available in Q2 2018, followed by shareholder meetings. We expect full implementation to be completed in Q3 2018 subject to certain conditions, including shareholder approval.

14.	What are the tax implications for a RELX NV shareholder of accepting RELX PLC shares in exchange for RELX NV shares?

There are no capital gains or income tax implications for a RELX NV shareholder accepting RELX PLC shares.

15.	Will I be able to transfer new RELX PLC shares from Euroclear Nederland to CREST and vice versa ?

Yes. Shares can be moved from Euroclear Nederland to CREST at no cost. Moving shares into Euroclear Nederland from CREST will incur a 1.5% stamp duty.

16.	Will RELX NV shareholders have an alternative to receiving RELX PLC shares?

For those RELX NV shareholders who have voted against the simplification measures and who do not wish to hold RELX PLC shares, a mechanism will be provided to make a market sale of the RELX PLC shares that they would have received. The sale will be made immediately prior to closing and the proceeds will be paid to them in cash.

17.	What action is required for a RELX PLC shareholder?

RELX PLC shareholders will be sent a circular in Q2 2018 and will be asked to vote on the proposals.

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ATTACHMENT

18.	What action is required for a RELX NV shareholder?

A circular will be made available to RELX NV shareholders in Q2 2018 and they will be asked to vote on the proposals.

RELX Group 2017  |  Results 41

Cautionary note and additional information

CAUTIONARY NOTE

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

The release, publication or distribution of this Announcement in jurisdictions other than the UK, the Netherlands and the US may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the UK, the Netherlands or the US should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This Announcement has been prepared to comply with UK, Dutch and US law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK, the Netherlands and the US.

This Announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.